Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Date: November 25, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Contact: Michael Polzin 847-315-2920 FOR IMMEDIATE RELEASE	http://news.walgreens.com @WalgreensNews facebook.com/Walgreens

Walgreens Files Definitive Proxy Statement/Final Prospectus

Related to Special Shareholders Meeting

DEERFIELD, Ill., Nov. 25, 2014 – Walgreens (NYSE: WAG) (Nasdaq: WAG) today said that on Nov. 24 it filed and began mailing to its shareholders the definitive proxy statement/final prospectus relating to a special meeting of shareholders, which will take place Dec. 29 in New York City. This follows the announcement made on Aug. 6 when the company exercised its option to complete the second step of its strategic transaction with Alliance Boots.

At the special meeting, Walgreens shareholders will be asked to consider and vote upon, among other things:

•	a holding company reorganization to establish Walgreens Boots Alliance, Inc. as the new publicly-traded holding company of the new combined enterprise; and

•	the issuance of Walgreens Boots Alliance shares necessary to complete Step 2 of the strategic transaction.

Alliance Boots and Walgreens are making significant progress toward closing the transaction, which is expected before the end of the first quarter of calendar 2015.

About Walgreens

As the nation’s largest drugstore chain with fiscal 2014 sales of $76 billion, Walgreens (www.walgreens.com) vision is to be America’s most loved pharmacy-led health, wellbeing and beauty enterprise. Each day, in communities across America, more than 8 million customers interact with Walgreens using the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with online and mobile services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,218 drugstores with a presence in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Walgreens digital business includes Walgreens.com, drugstore.com, Beauty.com, SkinStore.com and VisionDirect.com. Walgreens also manages more than 400 Healthcare Clinic and provider practice locations around the country.

[Legends included in the original are excerpted at the end of this filing]

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Dear company leaders,

I am pleased to announce some important milestones as we move toward completing the transaction that will finalize our merger with Alliance Boots, and formally establish the newly combined entity of Walgreens Boots Alliance.

Yesterday afternoon, we filed and began mailing to our shareholders the final, definitive proxy statement/prospectus related to our special meeting of shareholders at which shareholders will be asked to consider and vote upon, among other things, (i) a holding company reorganization to establish Walgreens Boots Alliance as the new publicly traded holding company of the new combined organization, and (ii) the issuance of shares necessary to complete Step 2 of the Alliance Boots transaction. The proxy statement/prospectus will provide our shareholders with detailed information about the proposed transactions prior to voting on the transactions at a special shareholders meeting.

We have scheduled the special shareholders meeting for December 29, 2014, in New York. This special shareholders meeting is different from our regular Annual Meeting of Shareholders, typically held in January. Assuming shareholder approval of the transactions and the completion of the holding company reorganization, Walgreen Co. would no longer hold an annual meeting, and Walgreens Boots Alliance would hold its first-ever annual meeting later in fiscal 2015. That meeting is currently planned for May 20, 2015, and we will provide more details as we near the meeting date.

With the proxy statement/prospectus mailed and the special shareholders meeting scheduled, we are making significant progress on the steps required to close the Alliance Boots transaction. We continue to anticipate closing the transaction before the end of the first calendar quarter of 2015. The integration team – made up of Walgreens and Alliance Boots team members – continues the important work of creating the new holding company structure and putting the right processes in place so it’s clear how the new corporate group and divisions will work together. I want to thank everyone in the Integration Office, as well as our Legal and Finance organizations, for their hard work and dedication to helping us reach this important milestone.

Subject to shareholder approval, when the transaction closes, we will have launched a groundbreaking, game-changing new company – the first global pharmacy-led health and wellbeing enterprise. And we will be uniquely positioned to fulfill our purpose of helping people around the world live healthier and happier lives. I’m excited to be a part of it, and I hope you are, too.

We’ll continue to keep you up to date on the merger progress. But, for now, I hope everyone has a safe and happy Thanksgiving.

Greg

[Legends included in the original are excerpted at the end of this filing]

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Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreen Co. (“Walgreens”) and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY

STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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